SS. 11/17/06

RECEIVED
JAN 30 2006
213
PROCESSING SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of th[redacted]
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

06001774

REPORT FOR THE PERIOD BEGINNING 12/01/04 (MM/DD/YY) AND ENDING 11/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lehman Brothers Inc. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID. NO.

A/S 2/27/06

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 7th Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (212) 526-0588
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

3/10/06

Lehman Brothers Inc. and Subsidiaries

This report ** contains (check all applicable boxes):

			Page
x	(a)	Facing page	Facing page
x	(b)	Oath or Affirmation	i
	(c)	Consolidated Statement of Income	
x	(d)	Consolidated Statement of Financial Condition	1
	(e)	Consolidated Statement of Changes in Stockholder's Equity	
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors	
	(g)	Consolidated Statement of Cash Flows	
	(h)	Computation of Net Capital	
	(i)	Statement of Assets Deemed Non-allowable in Computing Net Capital Under Rule 15c3-1	
	(j)	Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3	
	(k)	Information for Possession or Control Requirements Under Rule 15c3-3	
	(l)	Statement Pursuant to Paragraph (d) (4) of Rule 17a-5	
	(m)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges	
	(n)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Foreign Futures and Foreign Options Secured Amounts	
	(o)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.—Funds Deposited in Separate Regulation 30.7 Accounts	
	(p)	Statement Pursuant to Section 1.10 (d) (2) of the Commodity Exchange Act	
	(q)	Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report	
	(r)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit	
	(s)	Supplemental Report of Independent Auditors on Internal Control Required by Securities and Exchange Commission Rule 17a-5	
	(t)	Supplemental Report of Independent Auditors on Internal Control Required by Commodity Futures Trading Commission Regulation 1.16	

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

OATH OR AFFIRMATION

I, Christopher O'Meara, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Lehman Brothers Inc. and Subsidiaries, as of November 30, 2005 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

O'Meara

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this 26 day of January 2006

Joan Livingstone Calderon
Notary Public, State of New York
#01CA4896362
Qualified in New York County
Commission Expires 7/6/07

In and for the State of New York
Residing in New York

NOTARY PUBLIC Joan Livingstone Calderon
Expiration / /

Consolidated Statement of Financial Condition

Lehman Brothers Inc. and Subsidiaries

November 30, 2005

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Lehman Brothers Inc.

We have audited the accompanying consolidated statement of financial condition of Lehman Brothers Inc. and Subsidiaries (the "Company") as of November 30, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lehman Brothers Inc. and Subsidiaries at November 30, 2005 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

January 27, 2006

Lehman Brothers Inc. and Subsidiaries

Consolidated Statement of Financial Condition

In millions **November 30, 2005**	
Assets	
Cash and cash equivalents	$ 2,290
Cash and securities segregated and on deposit for regulatory and other purposes	2,839
Financial instruments and other inventory positions owned (includes $24,255 pledged as collateral)	89,283
Securities received as collateral	993
Collateralized agreements:	
Securities purchased under agreements to resell	85,841
Securities borrowed	104,988
Receivables:	
Brokers, dealers and clearing organizations	4,027
Customers	4,951
Affiliates	14,793
Others	164
Property, equipment and leasehold improvements (net of accumulated depreciation and amortization of $215)	163
Other assets	750
Identifiable intangible assets and goodwill (net of accumulated amortization of $142)	135
Total assets	$311,217

See Notes to Consolidated Statement of Financial Condition.

Lehman Brothers Inc. and Subsidiaries

Consolidated Statement of Financial Condition (continued)

In millions except per share data **November 30, 2005**	
Liabilities and Stockholder's Equity	
Short-term borrowings	$ 309
Financial instruments and other inventory positions sold but not yet purchased	71,513
Obligation to return securities received as collateral	993
Collateralized financings:	
Securities sold under agreements to repurchase	99,693
Securities loaned	72,604
Other secured borrowings	3,635
Advances from Holdings and other affiliates	30,886
Payables:	
Brokers, dealers and clearing organizations	3,172
Customers	12,813
Accrued liabilities and other payables	4,034
Long-term borrowings	7,777
Total liabilities	307,429
Commitments and contingencies	
Stockholder's Equity	
Preferred stock, $0.10 par value; 10,000 shares authorized; none outstanding	
Common stock, $0.10 par value; 10,000 shares authorized; 1,006 shares issued and outstanding	
Additional paid-in capital	1,788
Accumulated other comprehensive income (net of tax)	1
Retained earnings	1,999
Total stockholder's equity	3,788
Total liabilities and stockholder's equity	$311,217

See Notes to Consolidated Statement of Financial Condition.

Lehman Brothers Inc. and Subsidiaries

Notes to Consolidated Statement of Financial Condition

Contents

Note 1 Summary of Significant Accounting Policies

Description of Business

Lehman Brothers Inc., a registered broker-dealer ("LBI"), and subsidiaries (collectively, the "Company," "we," "us" or "our") is a wholly-owned subsidiary of Lehman Brothers Holdings Inc. ("Holdings"). Holdings and its subsidiaries are collectively referred to as "Lehman Brothers." We are one of the leading global investment banks serving institutional, corporate, government and high-net-worth individual clients and customers. Our worldwide headquarters in New York are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. We are engaged primarily in providing financial services.

Basis of Presentation

The Consolidated Statement of Financial Condition is prepared in conformity with generally accepted accounting principles, and includes the accounts of LBI, our subsidiaries, and all other entities in which we have a controlling financial interest or are considered to be the primary beneficiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

Generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. Management estimates are required in determining the valuation of inventory positions, particularly over-the-counter ("OTC") derivatives, certain high-yield positions, private equity and other principal investments, and non-investment-grade retained interests. Additionally, significant management estimates are required in assessing the realizability of deferred tax assets and the outcome of litigation. Management believes the estimates used in preparing the Consolidated Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Consolidation Accounting Policies

Operating companies Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), *"Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51,"* ("FIN 46(R)") defines the criteria necessary to be considered an operating company (i.e., a voting-interest entity) for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, *"Consolidation of All Majority-Owned Subsidiaries,"* ("SFAS 94") should be applied. As required by SFAS 94, we consolidate operating companies in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46(R) defines operating companies as businesses that have sufficient legal equity to absorb the entities' expected losses (presumed to require minimum 10% equity) and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Operating companies in which we exercise significant influence but do not control are accounted for under the equity method. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest.

Special purpose entities Special purpose entities ("SPEs") are corporations, trusts or partnerships that are established for a limited purpose. SPEs by their nature generally do not provide equity owners with significant voting powers because the SPE documents govern all material decisions. There are two types of SPEs: qualifying special purpose entities ("QSPEs") and variable interest entities ("VIEs").

A QSPE generally can be described as an entity whose permitted activities are limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. Our primary involvement with SPEs relates to securitization transactions in which transferred assets, including mortgages, loans, receivables and other assets, are sold to an SPE that qualifies as a QSPE under SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"* ("SFAS 140"). In accordance with SFAS 140 we do not consolidate

QSPEs. Rather, we recognize only our retained interests in the QSPEs, if any. We account for such retained interests at fair value.

Certain SPEs do not meet the QSPE criteria because their permitted activities are not sufficiently limited or because the assets are not deemed qualifying financial instruments (e.g., real estate). Such SPEs are referred to as VIEs and we may use them to create securities with a unique risk profile desired by investors as a means of intermediating financial risk. In the normal course of business we may establish VIEs, sell assets to VIEs, underwrite, distribute, and make a market in securities issued by VIEs, transact derivatives with VIEs, own securities or residual interests in VIEs, and provide liquidity or other guarantees to VIEs. Under FIN 46(R), we are required to consolidate a VIE if we are deemed to be the primary beneficiary of such entity. The primary beneficiary is the party that has either a majority of the expected losses or a majority of the expected residual returns of such entity, as defined.

For a further discussion of our securitization activities and our involvement with VIEs see Note 3 to the Consolidated Statement of Financial Condition.

Financial Instruments and Other Inventory Positions

Financial instruments classified as Financial instruments and other inventory positions owned, including loans, and Financial instruments and other inventory positions sold but not yet purchased are recognized on a trade-date basis and are carried at market or fair value, as appropriate. Lending commitments also are recorded at fair value.

We follow the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, "*Brokers and Dealers in Securities,*" (the "Guide") when determining market or fair value for financial instruments. Market value generally is determined based on listed prices or broker quotes. In certain instances, such price quotations may be deemed unreliable when the instruments are thinly traded or when we hold a substantial block of a particular security and the listed price is not deemed to be readily realizable. In accordance with the Guide, in these instances we determine fair value based on management's best estimate, giving appropriate consideration to reported prices and the extent of public trading in similar securities, the discount from the listed price associated with the cost at the date of acquisition, and the size of the position held in relation to the liquidity in the market, among other factors. When listed prices or broker quotes are not available, we determine fair value based on pricing models or other valuation techniques, including the use of implied pricing from similar instruments. We typically use pricing models to derive fair value based on the net present value of estimated future cash flows including adjustments, when appropriate, for liquidity, credit and/or other factors.

All firm-owned securities pledged to counterparties that have the right, by contract or custom, to sell or repledge the securities are classified as Financial instruments and other inventory positions owned, pledged as collateral, as required by SFAS 140.

Derivative financial instruments Derivatives are financial instruments whose value is based on an underlying asset (e.g., Treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR), and include futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. A derivative contract generally represents a future commitment to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments at specified terms on a specified date. OTC derivative products are privately-negotiated contractual agreements that can be tailored to meet individual client needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

Derivatives are recorded at market or fair value in the Consolidated Statement of Financial Condition on a net-by-counterparty basis when a legal right of offset exists and are netted across products when such provisions are stated in the master netting agreement. Cash collateral received is netted on a counterparty basis, provided legal right of offset exists. Derivatives often are referred to as off-balance-sheet instruments because neither their notional amounts nor the underlying instruments are reflected as assets or liabilities of the Company. Instead, the market or fair values related to the derivative transactions are reported in the Consolidated Statement of Financial Condition as assets or liabilities, in Derivatives and other contractual agreements, as applicable. Margin on futures contracts is included in receivables and payables from/to brokers, dealers and clearing organizations, as applicable. Market or

fair value generally is determined either by quoted market prices (for exchange-traded futures and options) or pricing models (for swaps, forwards and options). Pricing models use a series of market inputs to determine the present value of future cash flows with adjustments, as required, for credit risk and liquidity risk. Credit-related valuation adjustments incorporate historical experience and estimates of expected losses. Additional valuation adjustments may be recorded, as deemed appropriate, for new or complex products or for positions with significant concentrations. These adjustments are integral components of the mark-to-market process.

We follow Emerging Issues Task Force ("EITF") Issue No. 02-3, *"Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved In Energy Trading and Risk Management Activities,"* ("EITF 02-3") when marking to market our derivative contracts. Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions or based on a valuation technique incorporating observable market data. Subsequent to the transaction date, we recognize trading profits in the period in which the valuation of such instrument becomes observable.

As an end user, we primarily use derivatives to modify the interest rate characteristics of our long-term debt and secured financing activities (collectively, "End-User Derivative Activities"). The accounting for End-User Derivative Activities is dependent on the nature of the hedging relationship. In certain hedging relationships both the derivative and the hedged item are marked to market ("fair value hedge"). In many instances, the hedge relationship is fully effective and the mark to market on the derivative and the hedged item offset. Certain derivatives embedded in long-term debt are bifurcated from the debt and marked to market.

We use fair value hedges primarily to convert a substantial portion of our fixed-rate debt and certain long-term secured financing activities to floating interest rates. Any hedge ineffectiveness in these relationships is recorded in Retained earnings. Gains or losses from revaluing foreign exchange contracts associated with hedging our net investments in non-U.S.-dollar functional currency operations are reported within Accumulated other comprehensive income in Stockholder's equity. Unrealized receivables/payables resulting from the mark to market of end-user derivatives are included in Financial instruments and other inventory positions owned or Financial instruments and other inventory positions sold but not yet purchased.

Securitization activities In accordance with SFAS 140, we recognize transfers of financial assets as sales provided control has been relinquished. Control is deemed to be relinquished only when all of the following conditions have been met: (i) the assets have been isolated from the transferor, even in bankruptcy or other receivership (true-sale opinions are required); (ii) the transferee has the right to pledge or exchange the assets received and (iii) the transferor has not maintained effective control over the transferred assets (e.g., a unilateral ability to repurchase a unique or specific asset).

Private equity investments We carry our private equity investments, including our partnership interests, at fair value based on our assessment of each underlying investment. The carrying basis of these investments generally is not increased until an observable market event (e.g., a financing or an initial public offering) occurs to justify an increase in the carrying basis. However, the carrying basis of an investment is reduced if an observable market event occurs to justify a decrease in the carrying basis or if we otherwise determine the expected realizable value of the investment is less than the carrying value.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral

When we act as the lender in a securities-lending agreement and we receive securities that can be pledged or sold as collateral, we recognize in the Consolidated Statement of Financial Condition an asset, representing the securities received (Securities received as collateral) and a liability, representing the obligation to return those securities (Obligation to return securities received as collateral).

Secured Financing Activities

Repurchase and resale agreements Securities purchased under agreements to resell and Securities sold under agreements to repurchase, which are treated as financing transactions for financial reporting purposes, are collateralized primarily by government and government agency securities and are carried net by counterparty, when permitted, at the amounts at which the securities subsequently will be resold or repurchased plus accrued interest. It is our policy to take possession of securities purchased under agreements to resell. We monitor the market value of

the underlying positions on a daily basis compared with the related receivable or payable balances, including accrued interest. We require counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the market value of the underlying collateral remains sufficient. Financial instruments and other inventory positions owned that are financed under repurchase agreements are carried at market value.

We use interest rate swaps as an end user to modify the interest rate exposure associated with certain fixed-rate resale and repurchase agreements. We adjust the carrying value of these secured financing transactions that have been designated as the hedged item.

Securities borrowed and loaned Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. It is our policy to value the securities borrowed and loaned on a daily basis and to obtain additional cash as necessary to ensure such transactions are adequately collateralized.

Other secured borrowings Other secured borrowings principally reflects non-recourse financing, and is recorded at contractual amounts plus accrued interest.

Long-Lived Assets

Property, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated up to a maximum of 40 years. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 30 years. Equipment, furniture and fixtures are depreciated over periods of up to 15 years. Internal-use software that qualifies for capitalization under AICPA Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,"* is capitalized and subsequently amortized over the estimated useful life of the software, generally three years, with a maximum of seven years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amounts of the assets may be impaired. If the expected future undiscounted cash flows are less than the carrying amounts of the asset, an impairment loss would be recognized to the extent the carrying value of such asset exceeded its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment. Goodwill is reduced upon the recognition of certain acquired net operating loss carryforward benefits.

Equity-Based Compensation

In 2004, Holdings adopted the fair value recognition provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* as amended by SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123,"* ("SFAS 123") using the prospective adoption method. Holdings' adoption of SFAS 123 on a prospective basis in 2004 resulted in a change in measurement for employee stock awards. Beginning in 2004, restricted stock units ("RSUs") and option awards granted are accounted for at fair value in accordance with SFAS 123. The measurement of fair value for RSU awards includes a discount from the market value of unrestricted common stock on the RSU grant date for selling restrictions subsequent to the vesting date. Equity awards granted prior to 2004 continue to be accounted for in accordance with Accounting Principle Board ("APB") Opinion No. 25, *"Accounting for Stock issued to employees,"* ("APB 25") utilizing the intrinsic value method of recognizing compensation expense. Accordingly, no compensation expense was recognized for stock option awards granted prior to 2004, because the option exercise price equaled or exceeded the market value of Holdings' common stock on the grant date. RSUs granted prior to 2004 continue to be accounted for in accordance with APB 25 utilizing the intrinsic value method of recognizing compensation, such that a discount is not recognized for selling restrictions subsequent to the vesting date. Under both APB 25 and SFAS 123 compensation expense for restricted stock units with future service requirements is recognized over the relevant stated vesting periods of the awards.

Our employees participate in Holdings' various incentive plans. We record our allocated share of Holdings' equity-based compensation cost. See Note 10 for additional information about Holdings' incentive plans.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). We recognize the current and deferred tax consequences of all transactions that have been recognized in the Statement of Financial Condition using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. We record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. Contingent liabilities related to income taxes are recorded when probable and reasonably estimable in accordance with SFAS No. 5, *"Accounting for Contingencies."*

Cash equivalents

Cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries having non-U.S.-dollar functional currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars, net of hedging gains or losses and taxes, are included in Accumulated other comprehensive income, a component of Stockholder's equity.

Accounting Developments

SFAS 123(R) In December 2004, the FASB issued SFAS No. 123(R), *"Share-Based Payment,"* ("SFAS 123(R)") which Holdings will adopt on December 1, 2005. SFAS 123(R) requires public companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments granted to employees. Expense is to be recognized over the period during which employees are required to provide service. SFAS 123(R) generally requires the immediate expensing of equity-based awards granted to retirement-eligible employees, and those with no substantive future service requirements. SFAS 123(R) also clarifies and expands the guidance in SFAS 123 in several areas, including measuring fair value and attributing compensation cost to reporting periods. Under the modified prospective transition method Holdings applied, compensation cost is recognized for the portion of outstanding awards granted prior to the adoption of SFAS 123 for which service has not yet been rendered. Upon adoption of SFAS 123(R) on December 1, 2005, Holdings will recognize an after-tax gain as a cumulative effect of a change in accounting principle attributable to the requirement to estimate forfeitures at the date of grant instead of recognizing them as incurred. The Company intends to recognize a cumulative effect after-tax gain associated with its allocated portion of this gain. We do not expect Holdings' adoption of SFAS 123(R) will have a material effect on our Consolidated Statement of Financial Condition.

EITF Issue No. 04-5 In June 2005, the FASB ratified the consensus reached in EITF Issue No. 04-5, *"Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners have Certain Rights,"* ("EITF 04-5") which requires general partners (or managing members in the case of limited liability companies) to consolidate their partnerships or to provide limited partners with rights to remove the general partner or to terminate the partnership. As the general partner of numerous private equity, merchant banking and asset management partnerships, we adopted EITF 04-5 immediately for partnerships formed or modified after June 29, 2005. For partnerships formed on or before June 29, 2005 that have not been modified, we are required to adopt EITF 04-5 on December 1, 2006 in a manner similar to a cumulative-effect-type adjustment or by retrospective application. We do not expect adoption of EITF 04-5 for partnerships formed on or before June 29, 2005 that have not been modified will have a material effect on our Consolidated Statement of Financial Condition.

Note 2 Financial Instruments

Financial Instruments and Other Inventory Positions

Financial instruments and other inventory positions owned and Financial instruments and other inventory positions sold but not yet purchased were comprised of the following:

In millions November 30, 2005	Owned	Sold But Not Yet Purchased
Government and agencies	$30,692	$51,569
Corporate debt and other	19,337	3,051
Mortgages and mortgage-backed	12,971	40
Corporate equities	12,446	6,655
Derivatives and other contractual agreements	11,199	10,132
Certificates of deposit and other money market instruments	2,638	66
	$89,283	$71,513

Derivative Financial Instruments

In the normal course of business, we enter into derivative transactions both in a trading capacity and as an end-user. Our derivative activities (both trading and end-user) are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, we enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities (collectively, "Trading-Related Derivative Activities"). As an end-user, we primarily enter into interest rate swap and option contracts to adjust the interest rate nature of our funding sources from fixed to floating rates and to change the index on which floating interest rates are based (e.g., Prime to LIBOR).

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities, including the possibility a transaction may be unenforceable under applicable law. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading and market-making activities in cash instruments, as part of our firmwide risk management policies.

We record derivative contracts at fair value. Unrealized gains and losses on derivative contracts are recorded on a net basis in the Consolidated Statement of Financial Condition for those transactions with counterparties executed under a legally enforceable master netting agreement and are netted across products when such provisions are stated in the master netting agreement. We offer equity, fixed income, commodity and foreign exchange derivative products to clients. Because of the integrated nature of the market for such products, each product area trades cash instruments as well as derivative products.

The following table presents the fair value of derivatives at November 30, 2005. Assets included in the table represent unrealized gains, net of unrealized losses, for situations in which we have a master netting agreement. Similarly, liabilities represent net amounts owed to counterparties. The fair value of assets/liabilities related to derivative contracts at November 30, 2005 represents our net receivable/payable for derivative financial instruments before consideration of securities collateral. At November 30, 2005, the fair value of derivative assets included $1.3 billion related to exchange-traded option and warrant contracts.

Fair Value of Derivatives and Other Contractual Agreements

In millions November 30, 2005	Assets	Liabilities
Interest rate, currency and credit default swaps and options (including caps, collars and floors)	$ 7,969	$ 6,824
Equity contracts (including equity swaps, warrants and options)	1,245	1,314
Other fixed income securities contracts (including TBAs and forwards)	1,020	870
Foreign exchange forward contracts and options	965	1,124
	$11,199	$10,132

The primary difference in risks between OTC and exchange-traded contracts is credit risk. OTC contracts contain credit risk for unrealized gains, net of collateral, from various counterparties for the duration of the contract. With respect to OTC contracts, we view our net credit exposure to be $7.8 billion at November 30, 2005, representing the fair value of OTC contracts in an unrealized gain position, after consideration of collateral. Counterparties to our OTC derivative products primarily are U.S. and foreign banks, securities firms, corporations, governments and their agencies, finance companies, insurance companies, investment companies and pension funds. Collateral held related to OTC contracts generally includes U.S. government and federal agency securities.

We also are subject to credit risk related to exchange-traded derivative contracts. Exchange-traded contracts, including futures and certain options, are transacted directly on exchanges. To protect against the potential for a default, all exchange clearinghouses impose net capital requirements for their membership. Additionally, exchange clearinghouses require counterparties to futures contracts to post margin upon the origination of the contracts and for any changes in the market value of the contracts on a daily basis (certain foreign exchanges provide for settlement within three days). Therefore, the potential for credit losses from exchange-traded products is limited.

Concentrations of Credit Risk

A substantial portion of our securities transactions are collateralized and are executed with, and on behalf of, commercial banks and other institutional investors, including other brokers and dealers. Our exposure to credit risk associated with the non-performance of these clients and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile or illiquid trading markets, which may impair the ability of clients and counterparties to satisfy their obligations to us.

Financial instruments and other inventory positions owned include U.S. government and agency securities, and securities issued by non-U.S. governments, which in the aggregate, represented 10% of total assets at November 30, 2005. In addition, collateral held for resale agreements represented approximately 28% of total assets at November 30, 2005, and primarily consisted of securities issued by the U.S. government, federal agencies or non-U.S. governments. Our most significant industry concentration is financial institutions, which includes other brokers and dealers, commercial banks and institutional clients. This concentration arises in the normal course of business.

Note 3 Securitizations and Other Off-Balance-Sheet Arrangements

We are a market leader in mortgage- and asset-backed securitizations and other structured financing arrangements. In connection with these activities, we use SPEs primarily for (but not limited to) the securitization of commercial and residential mortgages, home equity loans, municipal and corporate bonds, and lease and trade receivables. The majority of our involvement with SPEs relates to securitization transactions meeting the SFAS 140 definition of a QSPE. Based on the guidance in SFAS 140, we do not consolidate such QSPEs. We derecognize financial assets transferred in securitizations, provided we have relinquished control over such assets. We may retain an interest in the financial assets we securitize ("retained interests"), which may include assets in the form of residual interests in the SPEs established to facilitate the securitization. Retained interests are included in Financial instruments and other inventory positions owned (primarily Mortgages and mortgage-backed) in the Consolidated Statement of Financial Condition. For further information regarding the accounting for securitization transactions, refer to Note 1, Summary of Significant Accounting Policies—Consolidation Accounting Policies.

At November 30, 2005, we had $694 million of non-investment grade retained interests from our securitization activities (primarily junior security interests in securitizations), including $501 million of residential mortgage retained interests and $193 million of municipal and other-asset-backed retained interests. We record inventory positions held prior to securitization, including residential and commercial loans, at fair value, as well as any retained interests post-securitization. Fair value is determined based on listed market prices, if available. When market prices are not available, fair value is determined based on valuation pricing models that take into account relevant factors such as discount, credit and prepayment assumptions, and also considers comparisons to similar market transactions.

The following table presents the key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the fair value of the retained interests to immediate 10% and 20% adverse changes in the valuation assumptions at November 30, 2005.

Securitization Activity

Dollars in millions **November 30, 2005**	**Residential Mortgages**	**Municipal and Other Asset-Backed**
Weighted-average life (years)	5	16
Average CPR [(1)]	28.2	5.2
Effect of 10% adverse change	$ 9	$ —
Effect of 20% adverse change	$ 17	$ —
Credit loss assumption	0.1% – 9.2%	0.1 – 4%
Effect of 10% adverse change	$ 22	$ 5
Effect of 20% adverse change	$ 42	$ 11
Weighted-average discount rate	15%	5%
Effect of 10% adverse change	$ 21	$ 21
Effect of 20% adverse change	$ 39	$ 42

(1) Constant prepayment rate.

The sensitivity analysis is hypothetical and should be used with caution because the stresses are performed without considering the effect of hedges, which serve to reduce our actual risk. In addition, these results are calculated by stressing a particular economic assumption independent of changes in any other assumption (as required by U.S. GAAP); in reality, changes in one factor often result in changes in another factor (for example, changes in discount rates will often affect expected prepayment speeds). Further, changes in the fair value based on a 10% or 20% variation in an assumption should not be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

Non-QSPE activities. Substantially all of our securitization activities are transacted through QSPEs, including residential and commercial mortgage securitizations. However, we also are actively involved with SPEs that do not meet the QSPE criteria due to their permitted activities not being sufficiently limited or because the assets are not deemed qualifying financial instruments (e.g., equity securities). Our involvement with such SPEs principally includes collateralized debt obligations ("CDOs"), and credit-linked notes.

A CDO transaction involves the purchase by an SPE of a diversified portfolio of securities and/or loans that are then managed by an independent asset manager. Interests in the SPE (debt and equity) are sold to third party investors. Our primary role is limited to acting as structuring and placement agent, warehouse provider, underwriter and market maker in the related CDO securities. In a typical CDO, at the direction of a third party asset manager, we temporarily will warehouse securities or loans on our balance sheet pending the sale to the SPE once the permanent financing is completed in the capital markets. At November 30, 2005, we owned approximately $10 million of equity securities in CDOs. Because our investments do not represent a majority of any CDO equity class, we are not deemed the primary beneficiary of the CDOs and therefore we do not consolidate such SPEs.

We are a dealer in credit default swaps and, as such, we make a market in buying and selling credit protection on single issuers as well as on portfolios of credit exposures. One of the mechanisms we use to mitigate credit risk is to enter into

default swaps with SPEs, in which we purchase default protection. In these transactions, the SPE issues credit-linked notes to investors and uses the proceeds to invest in high quality collateral. We pay a premium to the SPE for assuming credit risk under the default swap. Third-party investors in these SPEs are subject to default risk associated with the referenced obligations under the default swap as well as the credit risk of the assets held by the SPE. Our maximum loss associated with our involvement with such credit-linked note transactions is the fair value of our credit default swaps with such SPEs, which amounted to $147 million at November 30, 2005. In addition, our default swaps are secured by the value of the underlying investment-grade collateral held by the SPEs which was $5.5 billion at November 30, 2005. Because the results of our expected loss calculations generally demonstrate the investors in the SPE bear a majority of the entity's expected losses (because the investors assume default risk associated with both the reference portfolio and the SPE's assets), we generally are not deemed to be the primary beneficiary of these transactions and therefore do not consolidate such SPEs. However, in certain credit default transactions, generally when we participate in the fixed interest rate risk associated with the underlying collateral through an interest rate swap, we are deemed to be the primary beneficiary of such transactions and therefore have consolidated the SPEs. At November 30, 2005 we consolidated approximately $0.6 billion of such credit default transactions. We record the assets associated with such consolidated credit default transactions as a component of long inventory for which principally all of such assets are financed on a non-recourse basis.

Note 4 Securities Received and Pledged as Collateral

We enter into secured borrowing and lending transactions to finance inventory positions, obtain securities for settlement and meet clients' needs. We receive collateral in connection with resale agreements, securities borrowed transactions, borrow/pledge transactions, client margin loans and derivative transactions. We generally are permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. We carry secured financing agreements on a net basis when permitted under the provisions of FASB Interpretation No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*" ("FIN 41").

At November 30, 2005, the fair value of securities received as collateral and Financial instruments and other inventory positions owned, that have not been sold, repledged or otherwise encumbered totaled approximately $27 billion. At November 30, 2005, the gross fair value of securities received as collateral that we were permitted to sell or repledge was approximately $396 billion. Of this collateral, approximately $382 billion at November 30, 2005 has been sold or repledged, generally as collateral under repurchase agreements or to cover Financial instruments and other inventory positions sold but not yet purchased.

We also pledge our own assets, primarily to collateralize certain financing arrangements. These pledged securities, where the counterparty has the right, by contract or custom, to rehypothecate the financial instruments are classified as Financial instruments and other inventory positions owned, pledged as collateral, in the Consolidated Statement of Financial Condition as required by SFAS 140.

The carrying value of Financial instruments and other inventory positions owned that have been pledged or otherwise encumbered to counterparties where those counterparties do not have the right to sell or repledge was approximately $40 billion at November 30, 2005.

Note 5 Short-Term Borrowings

We obtain short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of repurchase agreements and securities loaned agreements, which are primarily collateralized by government, government agency and equity securities. The unsecured financing is generally obtained through short-term debt, overdrafts and the issuance of commercial paper.

At November 30, 2005 we had Short-term borrowings of $309 million.

Note 6 Long-Term Borrowings

Long-term borrowings consist of the following:

In millions November 30, 2005	
Senior notes	$1,794
Subordinated notes	5,983
	$7,777

Maturity Profile

The maturity dates of long-term borrowings are as follows:

	U.S. Dollar		Non-U.S. Dollar	
In millions November 30, 2005	Fixed Rate	Floating Rate	Fixed and Floating Rates	Total
Maturing in fiscal 2006	$ 728	$ 4,255	$ 17	$ 5,000
Maturing in fiscal 2007	300	418	211	929
Maturing in fiscal 2008	609	62	702	1,373
Maturing in fiscal 2009	—	—	—	—
Maturing in fiscal 2010	134	121	—	255
December 1, 2010 and thereafter	210	10	—	220
	$ 1,981	$ 4,866	$ 930	$ 7,777

The weighted-average contractual interest rates on U.S. dollar and non-U.S. dollar borrowings were 5.20% and 3.96%, respectively, at November 30, 2005.

At November 30, 2005, $425 million of outstanding long-term borrowings are repayable at par value prior to maturity at the option of the holder. These obligations are reflected in the above table as maturing at their put dates, in fiscal 2006, rather than at their contractual maturities, in fiscal 2010. Extendible debt structures totaling approximately $611 million are shown in the above table at their earliest maturity dates. Such debt is automatically extended unless debt holders instruct us to redeem their debt at least one year prior to the earliest maturity date.

End-User Derivative Activities

We use a variety of derivative products including interest rate, and currency swaps as an end user to modify the interest rate characteristics of our long-term borrowing portfolio. We use interest rate swaps to convert a substantial portion of our fixed-rate debt to floating interest rates to more closely match the terms of assets being funded and to minimize interest rate risk. In addition, we use cross-currency swaps to hedge our exposure to foreign currency risk arising from our non-U.S.-dollar debt obligations, after consideration of non-U.S.-dollar assets that are funded with long-term debt obligations in the same currency. In certain instances, we may use two or more derivative contracts to manage the interest rate nature and/or currency exposure of an individual long-term borrowings issuance.

End-user derivative activities resulted in the following mix of fixed and floating rate debt and effective weighted-average interest rates:

Effective Weighted-Average Interest Rates of Long-Term Borrowings

Dollars in millions November 30, 2005	Long-Term Borrowings After End-User Activities	Effective Rate After End-User Activities
U.S. dollar obligations:		
Fixed rate	$ 134	
Floating rate	6,713	
Total U.S. dollar obligations	6,847	4.69%
Non-U.S. dollar obligations	930	
	$7,777	4.60%

Note 7 Fair Value of Financial Instruments

We record financial instruments classified within long and short inventory (Financial instruments and other inventory positions owned, and Financial instruments and other inventory positions sold but not yet purchased) at fair value. Securities received as collateral and Obligation to return securities received as collateral are also carried at fair value. In addition, all off-balance-sheet financial instruments are carried at fair value including derivatives, guarantees and lending related commitments.

Assets which are carried at contractual amounts that approximate fair value include: Cash and cash equivalents, Cash and securities segregated and on deposit for regulatory and other purposes, Receivables and Other assets. Liabilities which are carried at contractual amounts that approximate fair value include: Short-term borrowings, Payables, and Accrued liabilities and other payables. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of these instruments and their variable interest rates.

Long-term borrowings are carried at historical amounts, unless designated as the hedged item in a fair value hedge. We carry such hedged debt on a modified mark-to-market basis, which amount could differ from fair value as a result of changes in our credit worthiness. At November 30, 2005 the carrying value of our long-term borrowings was approximately $35 million less than fair value. The fair value of long-term borrowings was estimated using either quoted market prices or discounted cash flow analyses based on our current borrowing rates for similar types of borrowing arrangements.

We carry secured financing activities including Securities purchased under agreements to resell, Securities borrowed, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings, at their original contract amounts plus accrued interest. Because the majority of such financing activities are short-term in nature, carrying values approximate fair value. At November 30, 2005 we had approximately $367 billion of such secured financing activities. However, certain of our secured financing activities are long-term in nature. At November 30, 2005 we used derivative financial instruments with an aggregate notional amount of $6.0 billion to modify the interest rate characteristics of certain of our secured financing activities. The total notional amount of these agreements had a weighted-average maturity of 2.9 years at November 30, 2005. At November 30, 2005 the carrying values of these secured financing activities, which are designated as the hedged instrument in fair value hedges, approximated their fair values. Additionally, we had approximately $273 million of long-term fixed rate repurchase agreements at November 30, 2005 for which we had unrecognized losses of $11 million.

Note 8 Commitments, Contingencies and Guarantees

In the normal course of business, we enter into various commitments and guarantees, including lending commitments to high grade and high yield borrowers, private equity investment commitments, liquidity commitments and other guarantees. In all instances, we mark to market these commitments and guarantees.

Lending–Related Commitments

Through our high grade and high yield sales, trading and underwriting activities, we make commitments to extend credit in loan syndication transactions. In addition, through our mortgage origination platforms we make commitments to extend mortgage loans. We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield (non-investment grade) exposures as securities of or loans to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade.

The following table summarizes lending-related commitments at November 30, 2005:

	Total	Amount of Commitment Expiration per Period				
In millions	Contractual Amount	2006	2007	2008-2009	2010-2011	2012 and Later
High grade [1]	$ 3,960	$1,082	$694	$629	$1,374	$ 181
High yield [2]	3,662	763	273	851	1,032	743
Investment-grade contingent acquisition facilities	3,780	3,780	—	—	—	—
Non-investment-grade contingent acquisition facilities	4,738	4,738	—	—	—	—
Mortgage commitments	705	652	—	51	1	1
Secured lending transactions, including forward starting resale and repurchase agreements	54,643	53,071	391	—	219	962

(1) We view our net credit exposure for high grade commitments, after consideration of hedges, to be $1.2 billion.
(2) We view our net credit exposure for high yield commitments, after consideration of hedges, to be $3.1 billion.

High grade and high yield We had commitments to investment grade borrowers of $4.0 billion (net credit exposure of $1.2 billion after consideration of hedges) at November 30, 2005. We had commitments to non-investment grade borrowers of $3.7 billion (net credit exposure of $3.1 billion after consideration of hedges) at November 30, 2005.

Contingent acquisition facilities We provided contingent commitments to investment-grade counterparties related to acquisition financing of approximately $3.8 billion at November 30, 2005. In addition, we provided contingent commitments to non-investment-grade counterparties related to acquisition financing of approximately $4.7 billion at November 30, 2005. Our expectation is, and our past practice has been, to distribute through loan syndications to investors substantially all the credit risk associated with these loans, if closed, consistent with our credit facilitation framework. We do not believe these commitments are necessarily indicative of our actual risk because the borrower may not complete a contemplated acquisition or, if the borrower completes the acquisition, often will raise funds in the capital markets instead of drawing on our commitment. Additionally, the borrower's ability to draw generally is subject to there being no material adverse change in the borrower's financial condition, among other factors. These commitments also generally contain certain flexible pricing features to adjust for changing market conditions prior to closing.

Mortgage commitments We make commitments to extend commercial mortgages loans. We use various hedging and funding strategies to actively manage our market, credit and liquidity exposures on these commitments. We do not believe total commitments necessarily are indicative of actual risk or funding requirements because the commitments may not be drawn or fully used and such amounts are reported before consideration of hedges. At November 30, 2005 we had outstanding mortgage commitments of approximately $705 million.

Secured lending transactions In connection with our financing activities, we had outstanding commitments under certain collateralized lending arrangements of approximately $3.6 billion at November 30, 2005. These commitments require borrowers to provide acceptable collateral, as defined in the agreements, when amounts are drawn under the lending facilities. Advances made under these lending arrangements typically are at variable interest rates and generally provide for over-collateralization. In addition, at November 30, 2005, we had

commitments to enter into forward starting, secured resale and repurchase agreements, primarily secured by government and government agency collateral, of $31.5 billion and $19.5 billion.

Other Commitments and Guarantees

The following table summarizes other commitments and guarantees at November 30, 2005:

In millions	Notional/ Maximum Payout	Amount of Commitment Expiration per Period 2006	2007	2008-2009	2010-2011	2012 and Later
Derivative contracts [(1)]	$416,492	$57,774	$51,865	$79,286	$70,449	$157,118
Municipal-securities-related commitments	3,436	635	16	34	144	2,607
Standby letters of credit	1,921	1,921	—	—	—	—
Private equity and other principal investment commitments	330	115	101	95	19	—

(1) We believe the fair value of these derivative contracts is a more relevant measure of the obligations because we believe the notional amount overstates the expected payout. At November 30, 2005 the fair value of these derivative contracts approximated $6.1 billion.

Derivative contracts In accordance with FASB Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" ("FIN 45"), we disclose certain derivative contracts meeting the FIN 45 definition of a guarantee. Under this guidance, derivative contracts are considered to be guarantees if such contracts require us to make payments to counterparties based on changes in an underlying instrument or index (e.g., security prices, interest rates, and currency rates) and include written credit default swaps, written put options, written foreign exchange and interest rate options. Derivative contracts are not considered guarantees if such contracts are cash settled and we have no basis to determine whether it is probable the derivative counterparty held the related underlying instrument at the inception of the contract. We have determined these conditions have been met for certain large financial institutions. Accordingly, when these conditions are met, we have not included such derivatives in our guarantee disclosures. At November 30, 2005, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $416 billion. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts greatly overstate our expected payout. At November 30, 2005, the fair value of such derivative contracts approximated $6.1 billion. In addition, all amounts included above are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. We manage risk associated with derivative guarantees consistent with our global risk management policies. We record derivative contracts, including those considered to be guarantees, at fair value.

Municipal-securities-related commitments At November 30, 2005, we had liquidity commitments to QSPEs of approximately $3.4 billion related to trust certificates issued to investors backed by investment grade municipal securities. We believe our liquidity commitments to these trusts involve a low level of risk because our obligations are supported by investment grade securities and generally cease if the underlying assets are downgraded below investment grade or default. In certain instances, we also provide credit default protection to investors in such QSPEs, which approximated $0.4 billion at November 30, 2005.

Standby letters of credit At November 30, 2005, we were contingently liable for $1.9 billion of letters of credit primarily used to provide collateral for securities and commodities borrowed and to satisfy margin deposits at option and commodity exchanges.

Private equity and other principal investments At November 30, 2005, we had commitments for private equity and other principal investments of approximately $330 million.

Other In the normal course of business, we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such guarantees is

deemed remote. In connection with certain asset sales and securitization transactions, we often make representations and warranties about the assets conforming to specified guidelines. If it is later determined the underlying assets fail to conform to the specified guidelines, we may have an obligation to repurchase the assets or indemnify the purchaser against any losses. To mitigate these risks, to the extent the assets being securitized may have been originated by third parties, we seek to obtain appropriate representations and warranties from these third parties on acquisition of such assets.

Financial instruments and other inventory positions sold but not yet purchased represent our obligations to purchase the securities at prevailing market prices. Therefore, the future satisfaction of such obligations may be for an amount greater or less than the amount recorded. The ultimate gain or loss is dependent on the price at which the underlying financial instrument is purchased to settle our obligation under the sale commitment.

In the normal course of business, we are exposed to credit and market risk as a result of executing, financing and settling various client security and commodity transactions. These risks arise from the potential that clients or counterparties may fail to satisfy their obligations and the collateral obtained is insufficient. In such instances, we may be required to purchase or sell financial instruments at unfavorable market prices. We seek to control these risks by obtaining margin balances and other collateral in accordance with regulatory and internal guidelines.

Certain of our subsidiaries, as general partners, are contingently liable for the obligations of certain public and private limited partnerships. In our opinion, contingent liabilities, if any, for the obligations of such partnerships will not, in the aggregate, have a material adverse effect on our consolidated financial condition.

Litigation In the normal course of business we have been named as a defendant in a number of lawsuits and other legal and regulatory proceedings. Such proceedings include actions brought against us and others with respect to transactions in which we acted as an underwriter or financial advisor, actions arising out of our activities as a broker or dealer in securities and commodities and actions brought on behalf of various classes of claimants against many securities firms, including us. Although there can be no assurance as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in all significant cases pending against us, and we intend to defend vigorously each such case. Based on information currently available, we believe the amount, or range, of reasonably possible losses in excess of established reserves, not to be material to our financial condition.

In March 2005, we entered into a Stipulation of Settlement to settle the *In re WorldCom Inc. Securities Litigation* class action in the New York District Court for $62.7 million, and the settlement received final court approval in September 2005. The settlement under the Stipulation of Settlement did not result in a net loss in our Consolidated Statement of Income as it was covered by insurance.

Lease Commitments

We lease office space and equipment primarily in the United States. Certain leases on office space contain escalation clauses providing for additional payments based on maintenance, utility and tax increases.

Minimum future rental commitments under non-cancelable operating leases (net of subleases of $72 million) are as follows:

Minimum Future Rental Commitments Under Operating Lease Agreements

In millions	
Fiscal 2006	$ 83
Fiscal 2007	78
Fiscal 2008	77
Fiscal 2009	73
Fiscal 2010	67
December 1, 2010 and thereafter	267
Total minimum lease payments	$645

We allocate a portion of the costs associated with the above properties to certain related parties based on headcount.

Note 9 Regulatory Requirements

As a registered broker-dealer, LBI is subject to the Securities and Exchange Commission ("SEC") Rule 15c3-1, the Net Capital Rule, which requires LBI to maintain net capital of not less than the greater of 2% of aggregate debit items arising from client transactions, as defined, or 4% of funds required to be segregated for clients' regulated commodity accounts, as defined. At November 30, 2005 LBI's regulatory net capital, as defined, of $2.1 billion exceeded the minimum requirement by $1.8 billion.

As a clearing broker-dealer, LBI has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed for each correspondent firm that uses us as its clearing broker-dealer to classify its assets held by LBI as allowable assets in the correspondents' net capital calculation. At November 30, 2005 we had a reserve requirement for PAIB of $101 million. Additionally, we had $253 million of qualified securities or cash on deposit in a Special Reserve Bank Account at November 30, 2005.

Repayment of subordinated indebtedness and certain advances and dividend payments by LBI are restricted by the regulations of the SEC and other regulatory agencies. At November 30, 2005, $3.2 billion of our net assets were restricted as to the payment of dividends, principally as a result of regulations of the SEC and other regulatory agencies. In addition, certain covenants governing LBI's indebtedness contractually limit our ability to pay dividends.

For the year ended November 30, 2005, LBI met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), Trading by Members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

Our "AAA" rated derivatives subsidiaries, Lehman Brothers Financial Products Inc. ("LBFP") and Lehman Brothers Derivative Products Inc. ("LBDP"), have established certain capital and operating restrictions that are reviewed by various rating agencies. At November 30, 2005 LBFP and LBDP each had capital that exceeded the requirements of the rating agencies.

As of December 1, 2005, Holdings became regulated by the SEC as a consolidated supervised entity ("CSE"). As such, Holdings is subject to group-wide supervision and examination by the SEC and, accordingly, we are subject to minimum capital requirements on a consolidated basis. LBI is authorized to calculate its net capital under provisions as specified by the SEC applicable rules.

Note 10 Holdings' Incentive Plans

In 2004 Holdings adopted the fair value recognition provisions of SFAS 123 using the prospective adoption method. Holdings' adoption of SFAS 123 on a prospective basis in 2004 resulted in a change in measurement for employee stock awards. See Note 1 for a further discussion.

Our employees participate in Holdings' various incentive plans. We record our allocated share of Holdings' equity-based compensation cost.

1994 Management Ownership Plan

On May 31, 2004 the Lehman Brothers Holdings Inc. Management Ownership Plan (the "1994 Plan") expired following the completion of its 10-year term. The 1994 Plan provided for the issuance of RSUs, performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees. At November 30, 2005, RSU, PSU and stock option awards with respect to 33.1 million shares of Holdings' Common Stock have been made under the 1994 Plan, of which 3.1 million are outstanding and 30.0 million have been converted to freely transferable shares of Holdings' Common Stock.

1996 Management Ownership Plan

The 1996 Management Ownership Plan (the "1996 Plan"), under which awards similar to those of the 1994 Plan may be granted, provides for up to 42.0 million shares of Holdings' Common Stock to be subject to awards. At November 30, 2005, RSU, PSU and stock option awards with respect to 39.5 million shares of Holdings' Common Stock have been made under the 1996 Plan of which 9.5 million are outstanding and 30.0 million have been converted to freely transferable shares of Holdings' Common Stock.

Employee Incentive Plan

The Employee Incentive Plan ("EIP") has provisions similar to the 1994 Plan and the 1996 Plan, and authorization from the Holdings' Board of Directors to issue up to 246.0 million shares of Holdings' Common Stock that may be subject to awards. At November 30, 2005 awards with respect to 231.9 million shares of Holdings' Common Stock have been made under the EIP of which 93.0 million are outstanding and 138.9 million have been converted to freely transferable shares of Holdings' Common Stock.

2005 Stock Incentive Plan

The 2005 Stock Incentive Plan ("SIP") has provisions similar to the 1994 and 1996 Plans, and authorization from Holdings' stockholders to issue up to 10.0 million shares of Holdings' Common Stock that may be subject to awards. At November 30, 2005, awards with respect to 2.3 million shares of Holdings' Common Stock have been made under the SIP of which 2.3 million are outstanding.

Note 11 Holdings' Employee Benefit Plans

Holdings provides both funded and unfunded noncontributory defined benefit pension plans for the majority of its employees worldwide. In addition, Holdings provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. Holdings uses a November 30 measurement date for the majority of its plans. Our employees participate in Holdings' domestic pension plans. We record as compensation and benefits our allocated share of the cost of these plans.

The following tables summarize Holdings' domestic employee benefit plans in which our employees participate:

Defined Benefit Plans

In millions November 30, 2005	Pension Benefits	Postretirement Benefits
Change in benefit obligation		
Benefit obligation at beginning of year	$947	$ 69
Service cost	40	2
Interest cost	56	3
Plan amendment	5	—
Actuarial loss (gain)	(2)	(9)
Benefits paid	(29)	(5)
Benefit obligation at end of year	1,017	60
Change in plan assets		
Fair value of plan assets at beginning of year	887	—
Actual return on plan assets, net of expenses	72	—
Employer contribution	100	5
Benefits paid	(29)	(5)
Fair value of plan assets at end of year	1,030	—
Funded (underfunded) status	13	(60)
Unrecognized net actuarial loss (gain)	438	(11)
Unrecognized prior service cost (benefit)	31	(2)
Prepaid (accrued) benefit cost	$482	$(73)
Accumulated benefit obligation—funded plan	$899	
Accumulated benefit obligation—unfunded plan	63 (1)	

(1) A liability is recognized in the Consolidated Statement of Financial Condition for the unfunded plan.

Weighted-Average Assumptions Used to Determine Benefit Obligations at November 30, 2005

	Pension Benefits	Postretirement Benefits
Discount rate	5.98%	5.83%
Rate of compensation increase	5.00%	—

Return on Plan Assets

Establishing the expected rate of return on pension assets requires judgment. Holdings considers the following factors in determining this assumption:

- The types of investment classes in which pension plan assets are invested and the expected compounded return Holdings can reasonably expect the portfolio to earn over appropriate time periods. The expected return reflects forward-looking economic assumptions.
- The investment returns Holdings can reasonably expect our active investment management program to achieve in excess of the returns expected if investments were made strictly in indexed funds.
- Investment related expenses.

Holdings reviews the expected long-term rate of return annually and revises it as appropriate. Also, Holdings periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries. These studies project stated future returns on plan assets. The studies performed in the past support the reasonableness of Holdings' assumptions based on the targeted allocation investment classes and market conditions at the time the assumptions were established.

Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of Holdings' pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Holdings' common stock, although the plan may hold a minimal investment in Holdings' common stock as a result of investment decisions made by various investment managers.

Weighted-average plan asset allocations were as follows:

November 30, 2005	
Equity securities	64%
Fixed income securities	24
Cash	10
Real estate	2
	100%

Expected Contributions for the Fiscal Year Ending November 30, 2006

Holdings does not expect to contribute to its U.S. pension plans in the fiscal year ending November 30, 2006.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In millions	Pension	Postretirement
Fiscal 2006	$ 32	$ 5
Fiscal 2007	34	5
Fiscal 2008	37	5
Fiscal 2009	39	5
Fiscal 2010	42	4
Fiscal 2011—2015	261	22

Post Retirement Benefits

Assumed health care cost trend rates were as follows:

November 30, 2005	
Health care cost trend rate assumed for next year	9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%
Year the rate reaches the ultimate trend rate	2010

Assumed health care cost trend rates affect the amount reported for postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

In millions	1 Percentage Point Increase	1 Percentage Point Decrease
Effect on postretirement benefit obligation at November 30, 2005	$ 1	$ (1)

Note 12 Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Holdings and its subsidiaries. Our income tax provision is computed in accordance with the tax sharing agreement between Holdings and its subsidiaries. In accordance with this agreement, the balance due to Holdings at November 30, 2005 was $602 million.

Deferred income taxes are provided for the differences between the tax bases of assets and liabilities and their reported amounts in the Consolidated Statement of Financial Condition. These temporary differences will result in future income or deductions for income tax purposes and are measured using the enacted tax rates that will be in effect when such items are expected to reverse. We provide for deferred income taxes on undistributed earnings of foreign subsidiaries.

At November 30, 2005, deferred tax assets and liabilities consisted of the following:

Deferred Tax Assets and Liabilities

In millions
November 30, 2005

Deferred tax assets:	
Liabilities and other accruals not currently deductible	$ 4
Unrealized trading and investment activity	219
Net operating loss carryforwards	34
Other	5
Deferred tax assets	262
Deferred tax liabilities	—
Net deferred tax assets	$262

The net deferred tax assets are included in Other assets in the Consolidated Statement of Financial Condition. We anticipate the net deferred tax assets will be realized, therefore no valuation allowance has been recorded against deferred tax assets.

We have approximately $112 million of federal net operating loss carryforwards, which are subject to separate company limitations. These net operating loss carryforwards begin to expire in 2023.

In accordance with the tax sharing agreement with Holdings, we were reimbursed for $32 million in 2005 of net deferred tax assets. The net deferred tax assets transferred in 2005 were principally comprised of unrealized trading activity, liabilities and other accruals not currently deductible and deferred compensation.

Note 13 Related Party Transactions

In the normal course of business we engage in various securities trading, investment banking and financing activities with Holdings and many of its subsidiaries (the "Related Parties"). Various charges, such as compensation and benefits, occupancy, administration and computer processing are allocated among the Related Parties based on specific identification and other allocation methods.

Amounts outstanding to and from such related parties are reflected in the Consolidated Statement of Financial Condition as set forth below:

In millions **November 30, 2005**	**Assets**	**Liabilities**
Cash on deposit with affiliates	$ 1,487	$ —
Derivatives and other contractual agreements	1,762	1,429
Advances from Holdings	614	24,890
Advances to/from affiliates other than Holdings	14,179	5,996
Receivables from/Advances to Holdings and affiliates	14,793	30,886
Securities purchased/sold under agreements to resell/repurchase	21,205	30,288
Securities borrowed/loaned	41,957	66,422
Receivables from/Payables to brokers, dealers and clearing organizations	1,538	1,488
Receivables from/Payables to customers	69	1,699
Interest receivable from/Interest payable to affiliates	38	35
Deferred tax assets receivable from Holdings	262	—
Income taxes payable	—	602
Senior notes	—	703
Subordinated notes	—	4,250

Holdings and subsidiaries of Holdings raise money through short- and long-term funding in the capital markets, which is used to fund the operations of certain of our wholly-owned subsidiaries. Advances from Holdings are generally payable on demand. The average interest rate charged on these advances is primarily based on Holdings' average daily cost of funds, which was 3.13% for the year ended November 30, 2005.

We believe amounts arising through related party transactions are reasonable and approximate the amounts that would have been recorded if we operated as an unaffiliated entity.

During 2005 we distributed $1.0 billion to Holdings as dividends.